AMENDED AND RESTATED FEE OFFSET AGREEMENT

      THIS AMENDED AND RESTATED FEE OFFSET AGREEMENT (this "Agreement") is entered into between First Trust Exchange-Traded Fund VI, a Massachusetts business trust (the "Trust"), on behalf of Multi-Asset Diversified Income Index Fund (the "Fund"), and First Trust Advisors L.P., an Illinois limited partnership ("FTA"), as of January 24, 2019.

                                   RECITALS:

       A. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), comprised of various exchange-traded funds, including the Fund.

       B. FTA is the investment advisor to the Fund pursuant to that certain Investment Management Agreement by and between the Trust and FTA, effective for the Fund as of August 10, 2012 (the "Management Agreement"), and is responsible for the selection and ongoing monitoring of the securities in the Fund's portfolio and certain other services necessary for the management of the Fund and is paid an annual management fee by the Fund.

       C. FTA and the Fund previously agreed to offset certain fees and expenses by reducing certain management fees otherwise payable to FTA by the Fund.

       D. FTA and the Fund desire to continue to offset certain fees and expenses by reducing certain management fees otherwise payable to FTA by the Fund for the period January 31, 2019 through January 31, 2020 pursuant to this Agreement.

       E. FTA and the Trust desire to more fully describe and document the above-described fee offset for the Fund all in accordance with the terms and provisions hereinafter set forth.

      NOW, THEREFORE, IN CONSIDERATION of the foregoing facts and other good and valuable consideration, the parties hereto hereby agree as follows:

       Section 1. Offset of Fees. FTA agrees to reduce the management fees otherwise payable to FTA by the Fund pursuant to the Management Agreement by the portion of the management fees earned by FTA from the Fund for assets invested in other investment companies advised by FTA. The aggregate amount of offset fees shall be accrued daily and paid on a monthly basis for the Fund but calculated on an annualized basis.

       Section 2. FTA-Managed Investment Companies Only. For the avoidance of doubt, this Agreement shall only apply to those management fees that are attributable to the Fund's investment in investment companies that are party to an investment management agreement with FTA.

       Section 3. Accounting. FTA's fund accounting department shall develop and maintain appropriate internal accounting policies and procedures to monitor and calculate the aggregate amount of fees offset on a monthly basis for the Fund.

       Section 4. Term and Continuation. This Agreement shall continue until the earliest of (i) January 31, 2017; (ii) its termination at the direction of the Trust's Board of Trustees or (iii) upon the termination of the Management Agreement.

       Section 5. Notices. Any notice shall be sufficient when sent to the other party at the address of such party, set forth below such party's signature on this Agreement.

Address: First Trust Advisors L.P.         Address: First Trust Exchange-Traded
120 East Liberty Drive                              Fund VI
Wheaton, Illinois 60187                    120 East Liberty Drive
Attention: W. Scott Jardine,               Wheaton, Illinois 60187
General Counsel                            Attention: W. Scott Jardine Secretary

       Section 6. Entire Agreement; Amendments. This Agreement supersedes and abrogates all prior understandings, communications and agreements (whether written or oral) between the parties with respect to the subject matter hereof, and this Agreement constitutes the entire agreement between the parties with respect to such subject matter. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. No assignment by either party shall be of any force except with the prior written consent of the other party.

       Section 7. Governing Law; Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois (without regard to conflicts of law), including all matters of construction, validity, and performance; provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation of the Securities and Exchange Commission. If any provision of this Agreement shall be held or made invalid by a court's decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. The captions in this Agreement are included for convenience only and in no way define any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

       Section 8. Massachusetts Trust. All parties hereto are expressly put on notice of the Trust's Declaration of Trust and all amendments thereto, a copy of which is on file with the Secretary of the Commonwealth of Massachusetts, and the limitation of shareholder and trustee liability contained therein. This Agreement is executed on behalf of the Trust by the Trust's officers as officers and not individually and the obligations imposed upon the Trust or the Fund by this Agreement are not binding upon any of the Trust's Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund, and persons dealing with the Trust must look solely to the assets of the Fund for the enforcement of any claims.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

FIRST TRUST ADVISORS L.P.


/s/ James M. Dykas
------------------------------------
James M. Dykas
Chief Financial Officer





FIRST TRUST EXCHANGE-TRADED FUND VI,
ON BEHALF OF MULTI-ASSET DIVERSIFIED INCOME INDEX FUND


/s/ Donald P. Swade
-------------------------------------
Donald P. Swade
Treasurer and CFO